UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2014

Commission File Number: 001-33858

CHINAEDU CORPORATION

(Translation of registrant’s name into English)

ChinaEdu Corporation

4th Floor-A, GeHua Building,

QinglongHutong No 1, Dongcheng District

Beijing 100007, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.01. Entry Into a Definitive Material Agreement

On April 23, 2014, the Board of Directors of ChinaEdu Corporation (the “Company”) authorized the termination of the Rights Agreement, dated as of September 17, 2013, as amended by Amendment No. 1 thereto dated as of December 6, 2013 (the “Rights Agreement”), between the Company and The Bank of New York Mellon as Rights Agent (the “Rights Agent”) and the Rights (as defined in the Rights Agreement). The Company and the Rights Agent entered into Amendment No. 2 to the Rights Agreement dated as of April 23, 2014 (the “Amendment”) which provides for the expiration of all outstanding Rights and the termination of the Rights Agreement as of the close of business on April 23, 2014. A copy of the Amendment is filed herewith as Exhibit 4.1 and is incorporated herein by reference.

Item 1.02 Termination of a Material Agreement

Please see the disclosure set forth under Item 1.01, which is incorporated by reference into this Item 1.02.

Item 3.03 Material Modification to the Rights of Security Holders.

Please see the disclosure set forth under Item 1.01, which is incorporated by reference into this Item 3.03.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

4.1	Amendment No. 2 to Rights Agreement, dated as of April 23, 2014, between ChinaEdu Corporation and The Bank of New York Mellon, as Rights Agent.
99.1	Press Release, dated April 23, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 23, 2014	CHINAEDU CORPORATION

	By:	/s/ Shawn Ding
Name: Shawn Ding
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
4.1	Amendment No. 2 to Rights Agreement, dated as of April 23, 2014, between ChinaEdu Corporation and The Bank of New York Mellon, as Rights Agent
99.1	Press Release, dated April 23, 2014